UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
                ------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
                ------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     Attached hereto as Exhibit 1 to this current reporting is the registrant's Condensed Interim Statement of Operations and Condensed Interim Statement of Cash Flows for the three months ended March 31, 2004 and the registrant's Condensed Balance Sheet as of March 31, 2004.




Exhibit No.           Exhibit
-----------           -------

    1                 Condensed Interim Statement of Operations and Condensed
                      Interim Statement of Cash Flows, and Condensed Balance
                      Sheet


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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   BARAK I.T.C. LTD.

                                                   By: /s/ Larry Akerman
                                                   ---------------------
                                                   Larry Akerman
                                                   CFO


Date:  May 21, 2004

                       CONDENSED STATEMENTS OF OPERATIONS


                                    FOR THE THREE   FOR THE THREE   FOR THE THREE
                                    MONTHS ENDED    MONTHS ENDED    MONTHS ENDED
                                    MARCH 31, 2003  MARCH 31, 2004  MARCH 31, 2004  CHANGE

                                     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)

                                                                     CONVENIENCE
                                    IN MILLIONS OF  IN MILLIONS OF  TRANSLATION INTO
                                    ADJUSTED NIS    ADJUSTED NIS     $ MILLIONS        %

REVENUES                                161.4          192.6           42.5           19%

EXPENSES                                137.0          173.8           38.4           27%

OPERATING PROFIT                         24.4           18.8            4.2          (23%)

FINANCIAL EXPENSES, NET                   5.4           39.7            8.8          635%

OTHER EXPENSES                            -             68.1           15.0           NA

PROFIT (LOSS) FOR THE PERIOD             19.0          (89.0)         (19.7)          NA

EBITDA                                   36.4           31.2            6.9          (14%)




                      CONDENSED STATEMENT OF BALANCE SHEET

                                       DECEMBER 31,2003  MARCH 31,2004  MARCH 31,2004

                                          (AUDITED)       (UNAUDITED)    (UNAUDITED)

                                                                          CONVENIENCE
                                        IN MILLIONS OF  IN MILLIONS OF  TRANSLATION INTO
                                         ADJUSTED NIS   ADJUSTED NIS      $ MILLIONS

CASH                                       58.9             73.1             16.1
OTHER CURRENT ASSETS                      131.6            138.6             30.6
OTHER ASSETS, NET                         311.5            253.0             55.9
                                        -----            -----            -----
TOTAL ASSETS                              502.0            464.7            102.6

CURRENT LIABILITIES                       391.3            411.5             90.9
LONG TERM LIABILITIES                     584.4            615.9            136.0
SHAREHOLDERS' EQUITY                     (473.7)          (562.7)          (124.3)
                                        -----            -----            -----
                                          502.0            464.7            102.6


                                            FOR THE THREE    FOR THE THREE    FOR THE THREE
                                            MONTHS ENDED     MONTHS ENDED     MONTHS ENDED
                                            MARCH 31, 2003   MARCH 31, 2004   MARCH 31, 2004

                                              (UNAUDITED)    (UNAUDITED)    (UNAUDITED)

                                                                              CONVENIENCE
                                            IN MILLIONS OF  IN MILLIONS OF  TRANSLATION INTO
                                             ADJUSTED NIS    ADJUSTED NIS    $ MILLIONS

CASH FLOWS FROM OPERATING ACTIVITIES               35.0           22.5            5.0
CASH FLOWS USED IN INVESTING ACTIVITIES            (7.3)          (4.3)          (0.9)
CASH FLOWS FROM FINANCING ACTIVITIES               (0.1)          (4.0)          (0.9)
BALANCE OF CASH AT BEGINNING OF PERIOD             11.2           58.9           13.0
                                                 ----           ----           ----
BALANCE OF CASH AT END OF PERIOD                   38.8           73.1           16.1


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